Writer's Direct Number	Writer's E-mail Address
212.756.2709	kristen.poole@srz.com

December 10, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:	PetSmart, Inc. (“PetSmart”) Soliciting Materials Under Rule 14a-12 filed on Schedule 14A Filed by JANA Partners LLC, et al. Filed November 21, 2014 File No. 000-21888

Dear Mr. Orlic:

On behalf of JANA Partners LLC and its affiliates (collectively, “JANA Partners”), Edwin M. Crawford, Julian C. Day, Thomas W. Dickson, Susan Feldman and Lawrence V. Jackson (each, a “Filing Person” and collectively with JANA Partners, the “Filing Persons”), we are responding to your letter dated November 26, 2014 (the “SEC Comment Letter”) in connection with the soliciting material under Rule 14a-12 filed on Schedule 14A on November 21, 2014. We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

General

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

The Filing Persons hereby confirm that, in future filings, they will qualify each statement or assertion of opinion or belief as such and, if necessary, will provide supplemental support to the Commission for such statements or assertions.

•	“PetSmart long trailed most of its peers in shareholder value creation prior to JANA's emergence as a shareholder.” (page 1)

In response to your comment, the Filing Persons respectfully note that the foregoing statement is a statement of fact and not a statement or assertion of opinion or belief. Attached hereto as Exhibit A is supplemental material supporting the foregoing statement in the form of a chart setting forth total shareholder returns for PetSmart and each company in its self-selected peer group (as disclosed in PetSmart's Proxy Statement filed with the Commission on May 8, 2014 in connection with its 2014 annual meeting). As the chart shows, almost all of PetSmart's peer companies produced greater shareholder returns for the 1, 2, 3, 5 and 10 year periods prior to June 20, 2014 (i.e. prior to significant purchases of PetSmart common stock by JANA Partners, which impacted the price of PetSmart's common stock).

•	The assertion regarding “PetSmart's chronic underperformance” and the fact that there is “significant acquisition interest” in PetSmart. (page 1)

In response to your comment, the Filing Persons kindly note that “PetSmart's chronic underperformance” refers to PetSmart's underperformance relative to PetSmart's own stated peers, as described in the response to the first statement above.

The statement pertaining to “significant acquisition interest” in PetSmart is based upon discussions that JANA Partners has had with various industry participants and its analysis of sources including market analyst research. In its June 13, 2014 report on PetSmart, for example, Raymond James stated “PETM’s valuation metrics has declined to such palatable levels that the stock has even attracted private equity and activist shareholders.” Such statement is also based upon the historically active and successful private equity ownership of various companies in the pet specialty retail and supply industry, including the acquisition by Leonard Green & Partners, LP and TPG Capital, LP of PetSmart’s closest industry peer, Petco Animal Supplies, Inc. (“Petco”), the acquisition of Pets at Home Group PLC (“Pets at Home”) by KKR & Co. LP and the successful initial public offering of FreshPet, Inc. by MidOcean Partners, LP.

•	The statement that, “as a result of strategic and operational mis-steps, PetSmart failed to capitalize on its market leading position to create value for shareholders” (PetSmart's Underperformance Slide)

In response to your comment, JANA Partners respectfully notes that the statement “market-leading position” is based on PetSmart's annual reports to its stockholders which, since at least 1998, have stated that PetSmart has been “the largest retailer of pet food, supplies and service in North America” (see PetSmart's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, filed with the Commission on April 26, 1999). Despite having what it deems to be a leading industry position, PetSmart has failed to create value for its shareholders in a manner comparable to the vast majority of its peers, as discussed above in

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the response to the first statement. JANA Partners believes that this underperformance can be attributed to multiple mistakes in strategy and operations. One example is PetSmart's weak e-Commerce presence, which is evidenced by the fact that PetSmart’s on-line business is only 20-25% of the size of its closest competitor, Petco, despite PetSmart’s total sales being much higher. JANA Partners believes this is due to various factors such as PetSmart waiting until 2012 to make e-commerce growth a management compensation target and until 2014 to hire a dedicated digital executive. PetSmart's suboptimal pricing structure is another example. JANA Partners commissioned a basket pricing survey of PetSmart and many of its competitors, including Petco, Walmart Stores, Inc., Target Corporation, The Kroger Co., Cub Foods, Inc. and other stores in markets such as Dallas-Fort Worth, Minneapolis-St. Paul and Albany, which revealed that PetSmart's prices differed from a set of key competitors by an average of 15% in one major market, but were 35% higher in another. Despite this issue, which JANA Partners believes could make PetSmart uncompetitive in certain markets, PetSmart’s CEO recently indicated that the company has yet to make progress in addressing local pricing. Another example is poor cost management. Despite generating twice as much in revenues and generating more revenues per store, PetSmart has generated lower margins than Petco (see S&P Ratings Direct reports dated May 9, 2014 (PetSmart) and May 7, 2014 (Petco)). PetSmart’s failure to develop new store formats is a third example. While PetSmart focused only on opening large stores rather than developing new store formats, Petco developed an innovative small-format strategy that led to it opening over 100 smaller stores, located conveniently in neighborhoods and urban areas. Meanwhile, PetSmart lagged behind and did not begin opening small format stores until four years later, which has contributed to PetSmart underperforming Petco in store traffic by 16% since the first quarter of 2011. For a more detailed discussion of PetSmart's strategic and operational missteps, please see page 2 of JANA Partners' July 29, 2014 letter to PetSmart, filed as Exhibit 1 to the Schedule 14A filed by the Filing Persons on November 21, 2014.

•	The assertion that “PetSmart has sought to create the patently false impression that there is a shortage of interested acquirers.” (August 4, 2014 letter)

JANA Partners' belief regarding the existing interest of potential acquirers, and thus the falsity of the claim that there was no such interest, is discussed in the response to the second statement above, and has subsequently been confirmed by multiple media reports detailing significant private equity interest in the Company, such as a November 18, 2014 article in The New York Post titled “Banks panting for a bite of PetSmart,” which noted significant acquisition interest in PetSmart.

This belief that PetSmart sought to create the false impression that no such acquisition interest existed stems from a July 30, 2014 article in The New York Post, titled “PE firms not wagging their tails for PetSmart”. While this article does not cite PetSmart or its representatives as a source, the following facts, together with JANA Partners' experience in activist situations, led JANA Partners to conclude that either PetSmart or its representatives were in fact primarily responsible for the article being published:

•	At the time of the article, JANA Partners and PetSmart’s second largest shareholder, Longview Asset Management, LLC (“Longview”), had publicly noted significant acquisition interest in PetSmart, with Longview saying in a July 7, 2014 letter to members of PetSmart's board of directors (filed with the Commission on July 7, 2014 as Exhibit 99.1 to Longview's Schedule 13D/A) that
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“prominent brokerage firms have suggested that PetSmart is ‘in play’.” The New York Post story contradicted this belief about potential private equity interest in PetSmart, which is a common public relations tactic for companies defending themselves against activist shareholders.  PetSmart would be the only party with any real interest in attempting to create a narrative that is contrary to the one that was put forth by JANA Partners and Longview.

•	After the New York Post story appeared, a representative of JANA Partners was contacted by a reporter at another publication who was previously contacted by the Company or its representatives in an attempt to persuade the reporter to write an article similar to the July 30, 2014 article in The New York Post. This reporter called JANA Partners because he did not believe the assertion that private equity firms were not interested in acquiring PetSmart was credible.
•	No one at JANA Partners was contacted regarding the July 30, 2014 article in The New York Post, which is unusual in a situation involving two parties unless one of the parties initially contacted the reporter and arranged for an exclusive or embargoed story.
2.	In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

In response to your comment, the Filing Persons hereby confirm that they will refrain in future soliciting material from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9, and will refrain from making claims similar to the following in future filings without qualifying the statements as their opinion or belief.

•	“More importantly, though, this effort to boost short-term results indicates an unacceptable preference on the Board for self-preservation over shareholder value creation.” (August 12, 2014 letter)

In response to your comment, JANA Partners respectfully points to the paragraph immediately preceding the foregoing statement in the August 12, 2014 letter, which quotes an industry analyst from Cleveland Research Company noting that PetSmart “looks to be compressing gross margin to fund incremental promotional activity in 2Q”, which ended on July 31, 2014, “with more aggressive activity planned” for the second half of fiscal 2014. Such activity can have negative long-term consequences, including potentially conditioning customers to expect lower pricing going forward. As further described in the August 12, 2014 letter, JANA Partners learned that PetSmart held a town hall meeting for employees in early August where it exhorted them to enhance upcoming quarterly results in anticipation of a proxy contest with JANA Partners. Therefore, JANA Partners believed it was justified in stating in its letter that such activity appeared to be a result of PetSmart's board of directors putting their own interest in resisting JANA Partners’ efforts ahead of the interests of its stockholders.

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•	“It is becoming clear, however, that rather than fully exploring all potential opportunities, the board of directors is attempting to prejudice the ultimate outcome of any such strategic review by steering it away from the most likely path to maximum value creation for shareholders.” (August 4, 2014 letter)

In response to your comment, JANA Partners notes that the foregoing statement refers to PetSmart’s efforts to convince observers that JANA Partners’ recommended path of exploring a sale of PetSmart was not feasible, when in fact, as discussed in response to the third statement above, it was and has since been proven to be given the significant reported acquisition interest in the company. Following the August 4, 2014 letter, PetSmart publicly announced that it was exploring strategic alternatives for PetSmart to maximize value for its stockholders, including a possible sale of the company.

The statement was based on reports indicating that PetSmart was considering alternate paths, including a leveraged recapitalization. One such report was an article published by Reuters on July 22, 2014 (after JANA Partners' filing of its initial Schedule 13D with the Commission on July 3, 2014), which noted that “PetSmart's evaluation of strategic alternatives is in the very early stages, and the company is currently more inclined to pursue a leveraged buyback - taking on debt to conduct a big share repurchase program, than other deal options.”

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***

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filing Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2709, Marc Weingarten at (212) 756-2280 or Eleazer Klein at (212) 756-2374.

Very truly yours,

/s/ Kristen Poole
Kristen Poole

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Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: December 10, 2014

JANA PARTNERS LLC

By:	/s/ Barry Rosenstein
Name: Barry Rosenstein
Title: Managing Partner

OTHER FILING PERSONS:

/s/ Edwin M. Crawford
Edwin M. Crawford

/s/ Julian C. Day
Julian C. Day

/s/ Thomas W. Dickson
Thomas W. Dickson

/s/ Susan Feldman
Susan Feldman

/s/ Lawrence V. Jackson
Lawrence V. Jackson

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EXHIBIT A

PetSmart TSR Comparison

Comparison of Total Return vs. Peers

		10 Year	5 Year	3 Year	2 Year	1 Year
	Start Date:	6/20/2004	6/20/2009	6/20/2011	6/20/2012	6/20/2013
	End Date:	6/20/2014	6/20/2014	6/20/2014	6/20/2014	6/20/2014
PETM	**PETM**	**91.1%**	**198.4%**	**32.6%**	**(15.6%)**	**(13.5%)**
	Proxy Peers - Compensation Group					
ANF	Abercrombie	32.9%	79.6%	(32.0%)	37.9%	(7.0%)
AAP	AAP	355.5%	209.5%	122.0%	89.1%	57.0%
AZO	AutoZone	498.0%	240.8%	81.6%	36.9%	28.6%
BBBY	Bed, Bath & Beyond	64.8%	110.6%	14.2%	(18.5%)	(13.6%)
BIG	Big Lots	200.5%	122.7%	37.9%	14.0%	40.1%
KMX	CarMax	392.5%	244.5%	80.2%	89.1%	18.4%
DKS	Dick's	227.1%	189.1%	29.8%	(3.5%)	(11.6%)
DLTR	Dollar Tree	474.6%	281.9%	67.3%	(3.4%)	8.8%
FDO	Family Dollar	147.5%	156.0%	34.5%	(1.0%)	13.5%
FL	Foot Locker	179.7%	436.6%	127.6%	73.8%	45.1%
GME	GameStop	481.1%	90.3%	62.9%	137.3%	0.8%
LB	L Brands	450.8%	643.2%	96.0%	52.8%	17.3%
ROST	Ross Stores	459.0%	270.9%	84.1%	2.7%	8.3%
TSCO	Tractor Supply Co	576.9%	555.8%	103.6%	41.7%	13.0%
ULTA	ULTA Salon	nm	925.2%	63.5%	(2.8%)	1.7%
WSM	Williams-Sonoma	165.1%	577.1%	107.8%	107.2%	30.5%
	Group Average	294.1%	320.9%	67.6%	40.8%	15.7%
	Group Median	291.3%	242.7%	73.7%	37.4%	13.2%
	PETM Rank of Proxy Peer Group	**14**	**11**	**14**	**16**	**16**
	Total Peers in Period	**16**	**17**	**17**	**17**	**17**

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Total Shareholder Returns
	1-year	2-year	3-year	5-year	10-year
PetSmart	(13)%	(16%)	33%	198%	91%
Proxy Peer Average	16%	41%	68%	321%	294%
PetSmart Rank	16/17	16/17	14/17	11/17	14/16

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